UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-31799

ROUGE RESOURCES INC.
(Translation of Registrant’s Name into English)

#203-409 Granville St, Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ X ]   Form 40-F [  ]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes [  ] No [ X ]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes [  ] No [ X ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

EXPLANATORY NOTE REGARDING THIS AMENDED FILING

As a consequence of Rouge Resources Ltd. (“we”, “our”, “us”, the “Company” and “Rouge”) filing Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20F for the fiscal year ended January 31, 2014 (“Original Filing”), which was filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, we are filing this amendment for the following reasons:

Exhibit 99.1                         Audited Financial Statements

Our audited financial statements have been revised to include the latest three years ending January 31, 2014, 2013 and 2012 rather than the latest two years only in the Original Filing.

The independent auditor’s report attached thereto has been revised to include the latest three years ended January 31, 2014, 2013 and 2012, rather than the latest two years only in the Original Filing.

In addition, the Emphasis of Matter paragraph of the independent auditor’s report has been revised to say “substantial doubt” rather than “significant doubt” regarding the company’s ability to continue as a going concern.

Exhibit 99.2                          Management Discussion and Analysis (“MD&A”)

Certain tables of financial information in our MD&A have been revised to include the latest three years ending January 31, 2014, 2013 and 2012 rather than the latest two years only in the Original Filing.

Exhibits 99.3 and 99.4        Certificates of Annual Filings – CEO and CFO

The signature date on our Certifications of Annual Filings have been changed to the date of this amended filing.

Except for the matters described above, this amendment does not modify or update any other of our disclosures in the Original Filing with the SEC.

SUBMITTED HEREWITH

Exhibits

99.1	Audited Financial Statements for years ended January 31, 2014, 2013and 2012 (with audit report dated May 21, 2014)
99.2	Management Discussion and Analysis for year ended January 31, 2014
99.3	Form 52-109FV1 - Certification of Annual Filings - CEO
99.4	Form 52-109FV1 - Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the Company by the undersigned, thereunto duly authorized.

Rouge Resources Ltd.
Dated:	July 9, 2014	By:	/s/ J. Ronald McGregor

J. Ronald McGregor
		Title:	Chief Financial Officer and Director